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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ---------
                                  FORM 11-K
                                  ---------

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996
                          -----------------

                                      OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACTION OF 1934

FOR THE TRANSITION PERIOD FROM ______ TO ______

COMMISSION FILE NUMBER 0-27686

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                          SOUTH BERGEN SAVINGS BANK
                      401(k) PROFIT SHARING PLAN & TRUST

B. NAME OF ISSUER OF SECURITY HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                              1ST BERGEN BANCORP
                             250 VALLEY BOULEVARD
                         WOOD-RIDGE, NEW JERSEY 07075

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

                             REQUIRED INFORMATION

     Pursuant to the instructions of Form 11-K, attached hereto are Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


February 19, 1998                               /s/ WILLIAM M. BRICKMAN
                                                -----------------------
                                                William M. Brickman
                                                Trustee


February 19, 1998                               /s/ ALBERT E. GOSSWEILER
                                                ------------------------
                                                Albert E. Gossweiler
                                                Trustee


February 19, 1998                               /s/ ROBERT C. MILLER
                                                --------------------
                                                Robert C. Miller
                                                Trustee`



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27 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Round off to the nearest dollar. Any other amounts are subject to rejection. Plans with no assets at the beginning and end of the plan year enter -0- on line 27f.
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

                                                                                                 ---------------------
                                               Assets                                                  (a)        (b)
                                                                                                    Beginning   End of
                                                                                                     of year     year
                                                                                           ---------------------------
a  Cash................................................................................... 27a        187,309  179,261
                                                                                           ---------------------------
b  Receivables............................................................................ 27b          9,625   10,149
                                                                                           ---------------------------
c  Investments:
                                                                                           ---------------------------
   (1)  U.S. Government securities........................................................ 27c(1)           0        0
                                                                                           ---------------------------
   (2)  Corporate debt and equity instruments............................................. 27c(2)           0  146,004
                                                                                           ---------------------------
   (3)  Real Estate and mortgages (other than to participants)............................ 27c(3)           0        0
                                                                                           ---------------------------
   (4)  Loans to participants
                                                                                           ---------------------------
       A    Mortgages..................................................................... 4(A)             0        0
                                                                                           ---------------------------
       B    Other......................................................................... 4(B)             0        0
                                                                                           ---------------------------
   (5)  Other............................................................................. 27c(5)           0        0
                                                                                           ---------------------------
   (6)  Total investments.  Add lines 27c(1) through 27c(5)............................... 27c(6)           0  146,004
                                                                                           ---------------------------
d  Buildings and other property used in plan operations................................... 27d              0        0
                                                                                           ---------------------------
e  Other assets........................................................................... 27e              0        0
                                                                                           ---------------------------
f  Total assets.  Add lines 27a, 27b, 27c(6), 27d and 27e................................. 27f        196,934  335,414
                                                                                           ---------------------------
                                            Liabilities
                                                                                           ---------------------------
g  Payables............................................................................... 27g              0        0
                                                                                           ---------------------------
h  Acquisition indebtedness............................................................... 27h              0        0
                                                                                           ---------------------------
i  Other liabilities...................................................................... 27i              0        0
                                                                                           ---------------------------
j  Total liabilities.  Add lines 27g through 27i.......................................... 27j              0        0
                                                                                           ---------------------------
k  Net assets.  Subtract line 27j from line 27f........................................... 27k        196,394  355,414
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

28 Plan income, expenses, and changes in net assets for the plan year. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. Any other amounts are subject to rejection.


                                                                                                 ---------------------
                                      Income                                                      (a)            (b)
                                                                                                 Amount         Total
                                                                                           ---------------------------
a   Contributions received or receivable in cash from:
                                                                                           ---------------------------
      (1) Employer(s) (including contributions on behalf of self-employed individuals).... 28a(1)     38,024
                                                                                           ---------------------------
      (2) Employees....................................................................... 28a(2)     74,248
                                                                                           ---------------------------
      (3) Other........................................................................... 28a(3)        767
                                                                                           ---------------------------
      (4) Add lines 28a(1) through 28a(3)................................................. 28a(4)    113,039
                                                                                           ---------------------------
b   Noncash contributions.  Enter the total of lines 28a(4) and lines 28b in column (b)... 28b             0   113,039
                                                                                           ---------------------------
c   Earnings from investments (interest, dividends, rents, royalties)..................... 28c                   6,397
                                                                                           ---------------------------
d   Net Realized gain (loss) on sale or exchange of assets................................ 28d                       0
                                                                                           ---------------------------
e   Other income (specify) Unrealized gain................................................ 28e                  19,044
                                                                                           ---------------------------
f   Total income.  Add lines 28b through 28e.............................................. 28f                 138,480
                                                                                           ---------------------------

                                   Expenses
                                                                                           ---------------------------
g Distribution of benefits and payments to provide benefits:
                                                                                           ---------------------------
      (1) Directly to participants or their beneficiaries................................. 28g(1)          0
                                                                                           ---------------------------
      (2) Other........................................................................... 28g(2)          0
                                                                                           ---------------------------
      (3) Total distribution of benefits and payments to provide benefits................. 28g(3)                    0
                                                                                           ---------------------------
h   Administrative expenses (salaries, fees, commissions, insurance premiums)............. 28h                       0
                                                                                           ---------------------------
i   Other expenses (specify).............................................................. 28i                      0
                                                                                           ---------------------------
j   Total expenses. Add lines 28g through 28i............................................. 28j                      0
                                                                                           ---------------------------
k   Net income (loss). Add lines 28j through 28f.......................................... 27k                138,480
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